

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Tony Ramos
President
Finger Lakes Region Rural Broadband Company, Inc.
2426 L'Enfant Square SE, 7th Floor
Washington, D.C. 20020

>   **Re:**   **Finger Lakes Region Rural Broadband Company, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 8**
>   **Filed December 12, 2017**
>   **File No. 024-10457**

Dear Mr. Ramos:

Our review of your post-effective amendment to your offering statement indicates that it is not substantially complete in that it fails in numerous material respects to comply with the requirements of the form. Specifically, your website indicates that your company is launching an initial coin offering; however, your offering memorandum does not adequately explain how the initial coin offering will be conducted nor how blockchain technology will be utilized to offer securities.

We will not be in a position to qualify the Form 1-A post-qualification amendment until you amend your offering statement to address these concerns.

Please contact Courtney Lindsay, Staff Attorney, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications